
02007165
RECEIVED
MAR 0 1 2002
PROCESSING
WASH, D.C.
352
SECTION

AAf 3/27

XLTC 3/5

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 27350

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Analysis Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 South Wacker Drive, The Sears Tower Suite 9600
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

F. Oliver Nicklin — (312) 258-1400 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen, LLP
(Name — *if individual, state last, first, middle name*)

33 West Monroe	Chicago	Illinois	60603
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 0 1 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AAf 3/27/02

OATH OR AFFIRMATION

I, F. Oliver Nicklin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Analysis Securities Corporation, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No Exceptions


OFFICIAL SEAL
DANA B. LAURITZEN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 8-1-2005

First Analysis Securities Corporation

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ANDERSEN

First Analysis Securities Corporation


SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2002
352
WASH. D.C.

Statement of Financial Condition
For the Year Ended December 31, 2001
Together With Auditors' Report


ANDERSEN

INDEPENDENT AUDITOR'S REPORT

Board of Directors
First Analysis Securities Corporation:

We have audited the accompanying statement of financial condition of **FIRST ANALYSIS SECURITIES CORPORATION** (the "Corporation") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2, the statement of financial condition includes investment securities and an investment in a fund valued at $18,821,562 (99.4% of net assets), whose values have been estimated by the Corporation in the absence of readily ascertainable market values. However, because of the inherent uncertainty of valuation, the Corporation's estimated values may differ from the values that would have been used had a ready market existed for the investment securities and the investment in the fund, and the differences could be material.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of First Analysis Securities Corporation as of December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Chicago, Illinois
February 22, 2002

FIRST ANALYSIS SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2001

ASSETS	
COMMERCIAL PAPER, at market value	$ 6,300,000
ACCOUNTS RECEIVABLE	245,037
RECEIVABLE FROM CLEARING BROKER	2,117,274
INVESTMENT SECURITIES	15,391,455
INVESTMENT IN THE PRODUCTIVITY FUND IV	3,444,818
Total assets	$27,498,584

LIABILITIES AND STOCKHOLDER'S EQUITY	
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 515,541
INCOME TAXES PAYABLE	1,246,379
DEFERRED INCOME TAXES PAYABLE	6,800,000
Total liabilities	8,561,920
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; 1,000 shares authorized; issued and outstanding	1,000
Paid-in capital	14,932,489
Retained earnings	4,003,175
Total stockholder's equity	18,936,664
Total liabilities and stockholder's equity	$27,498,584

The accompanying notes to financial statements are an integral part of this statement.

FIRST ANALYSIS SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. ORGANIZATION

First Analysis Securities Corporation (the "Corporation") is a wholly owned subsidiary of First Analysis Corporation (the "Parent"). The Corporation is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Corporation acts as a broker in executing customer transactions, a dealer in making markets in certain over-the-counter securities, and is an investment banker engaging in underwritings and private placements.

2. ACCOUNTING POLICIES

Valuation of Securities Owned

Securities transactions and the related commission income and expense are recorded on trade date.

Securities owned are carried at fair market value, determined by the Corporation as follows:

A security listed on a recognized securities exchange or traded over-the-counter is valued at its last sales price or, if no sale occurred on such date, at the mean between the bid and ask prices. All other securities are valued at estimated fair market value, which may initially equal cost, as determined in good faith by the Corporation, including assets and liabilities for which there is no readily identifiable market value.

At December 31, 2001, $18,821,562 of investment securities and investment in The Productivity Fund IV have been estimated by the Corporation in the absence of readily ascertainable market values.

Underwriting and consulting fees are recorded when services have been performed and the fees are determinable and collectible under the agreement.

Realized gains and losses with regard to investment securities are determined by specific identification method.

Income Taxes

Income taxes are provided at the statutory rate based upon income reported in the financial statements.

The Corporation is a member of a controlled group for income tax purposes. The surtax exemption and other tax limitations are allocated among members of the controlled group at the discretion of the Parent.

Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," requires an asset and liability approach for accounting for income taxes. Its objective is to recognize the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences that have been recognized in a company's financial statements or tax returns. The measurement of tax assets and liabilities is based on enacted tax laws. Deferred tax assets are reduced, if necessary, by the amount of such benefits that are not expected to be realized based on available evidence.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INVESTMENT SECURITIES

Investment securities include $15,813,563 relating to over-the-counter ("OTC") stock option collars which are the simultaneous purchase of a put and sale of a call option. The Corporation owns the stock underlying these options and has recorded the collars at a value based upon a theoretical pricing model. As the collar is with one counterparty, there is a concentration of credit risk should that counterparty fail to perform. The counterparty is a leading, global investment bank with a AA credit rating by Standard and Poor's.

4. DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments owned by the Corporation are limited to options, whose values are based upon their underlying assets. A derivative contract may be traded on an exchange or OTC. OTC derivative contracts are negotiated between contracting parties and include certain options.

Derivatives are subject to various risks similar to those related to the underlying financial instruments including market and credit risk. The Corporation uses derivative financial instruments in the normal course of its business to take proprietary investing and trading positions and to manage exposure for loss due to market risk. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with the Corporation's other investing and trading activities. The Corporation manages the risks associated with derivatives along with its proprietary investing and trading activities in cash instruments within its overall risk management framework.

Market risk is the potential for changes in the value of derivative financial instruments due to market changes, including interest rate movements and fluctuations in security prices. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying assets are traded. The Corporation manages its exposure to market risk related to

trading instruments on an aggregate basis combining the effects of cash instruments and derivative contracts.

Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. Credit risk due to exchange-traded financial instruments, such as futures and options, is reduced by the regulatory requirements of the individual exchanges in which the instruments are traded. Transactions in OTC derivative contracts are entered into with one entity, an investment bank.

Options are contracts that grant the holder, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options. Options written do not give rise to counterparty credit risk as they obligate the Corporation and not its counterparty to perform. Unrealized gains and losses on options are included as a component of unrealized gains on investments in the statement of income.

5. RELATED-PARTY TRANSACTIONS

During 2000, FASC's Parent, contributed its direct investment in The Productivity Fund IV (the "Fund") to the Corporation. FASC values investments in the Fund, which may hold private placements and other securities for which prices are not readily available, at the Corporation's pro rata interest in the net assets of the Fund. Quarterly net asset valuations are provided by the Fund's General Partner, First Analysis Management Company IV ("FAMC IV"). The employees of FAMC IV serve as employees of the Parent.

The Corporation pays the Parent 85% of its pretax profits, less unrealized gains and losses on securities and equity in The Productivity Fund IV, as reimbursement to the Parent for rent, utilities and compensation of the research and administrative staff and 5% of the pretax profits as a dividend to the Parent. These payments are made on a monthly basis and totaled approximately $1,339,619 and $78,801, respectively, for the year ended December 31, 2001.

6. COMMITMENTS

The Corporation is an introducing broker and clears all transactions with and for customers on a fully disclosed basis with another broker-dealer. In connection with this arrangement, the Corporation has guaranteed the performance of its customers and is contingently liable for the payment of securities purchased and the delivery of securities sold by customers. The Corporation's clearing broker clears its over-the-counter market making activities. As such the clearing broker has a required deposit of $100,000 for the Corporation's customer activity and $1,000,000 for its market making activities, which deposits can be in cash or securities.

7. NET CAPITAL REQUIREMENTS

The Corporation is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"). Under the Rule, the Corporation is required to maintain net capital equivalent to $100,000 or 6-2/3% of aggregate indebtedness, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day but, at December 31, 2001, the Corporation had net capital and net capital requirements of $7,325,629 and $117,467, respectively. The Rule may effectively restrict the payment of cash dividends.

8. CONTINGENCY

As a result of its underwriting activities, the Corporation is from time to time named as a defendant in legal actions relating to security offerings. As part of the standard underwriting agreements, the Corporation is always indemnified by the issuing companies against such actions. While the outcome of such matters cannot be predicted with certainty, management, after consultation with legal counsel, is of the opinion that the ultimate liability, if any, will not have a material effect on the financial position or results of operations of the Corporation.

9. INCOME TAXES

Deferred income taxes payable relate to the difference between the tax basis and carrying value of investment securities and the investment in The Productivity Fund IV.

The current provision for income taxes is made up of approximately $2,313,979 federal and $511,246 state. The tax provision does not bear the customary relationship to pretax income because of realized capital gains for tax greater than for books, and items not deductible for tax purposes, primarily entertainment expenses.

10. DEFFERED INCOME TAX ADJUSTMENT

In 2000, the Parent contributed certain investment securities to the Corporation. The tax basis of the assets received was less than originally utilized in calculating the deferred income tax liability. Accordingly, the original contribution to capital of $16,547,866 had to be reduced by $2,300,000. The balance at December 31, 2000, as adjusted, reported on the statement of changes in stockholder's equity, reflects this adjustment.